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                                                                       Exhibit 9


Contact: Rick Maslin                        Lila Churney
         Media Relations                    Investor Relations
         (949) 975-3967                     (949) 975-3909

               FLUOR DANIEL TO SELL ITS GTI ENVIRONMENTAL BUSINESS
                                 TO THE IT GROUP


IRVINE, Calif., October 28, 1998 - Fluor Daniel, the principal subsidiary of Fluor Corporation (NYSE:FLR), and Fluor Daniel GTI (NASDAQ:FDGT) announced today that they have entered into an agreement with The IT Group (NYSE:ITX) that will result in the sale of Fluor Daniel GTI (FDGTI), its Massachusetts-based environmental company, to The IT Group (IT). Under terms of the agreement, IT will acquire all outstanding shares in FDGTI for $8.25 per share, in cash, including the 4.4 million shares, or approximately 52 percent, owned by Fluor Daniel. Fluor Corporation will realize $36.3 million in proceeds from the transaction with no material earnings impact.

         Jim Stein, Fluor Daniel president and chief operating officer, said, "We believe that this transaction with IT is in the best interests of Fluor Corporation and its shareholders due to broad-based consolidation in the environmental market."

         Fluor Daniel acquired its stake in FDGTI, formerly Groundwater Technology, Inc., in May 1996, to assist clients in solving problems with contaminated soil, water and air.

         IT (NYSE:ITX) is a leading diversified services company offering a full range of consulting, facilities management and engineering & construction services in the environmental remediation industry. The IT Group's common stock and depositary shares are traded on the New York Stock Exchange under the symbols ITX and ITXpr, respectively.

         FDGTI (NASDAQ:FDGT) is a leading environmental engineering, consulting and remediation firm with 1,200 employees in offices throughout North America, Europe and Australia. The company has been a pioneer in the application of new technologies to provide increasingly cost-effective solutions for contaminated soil and groundwater.

         Fluor Daniel, the principal subsidiary of Fluor Corporation (NYSE:FLR), is a leading engineering, construction, maintenance and diversified services company, with more than 50 offices worldwide.
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THE IT GROUP ANNOUNCES AGREEMENT TO ACQUIRE FLUOR DANIEL GTI

$10 million of synergies generates substantial earnings and free cash flow accretion

Strategically achieves broad private sector diversification


Pittsburgh, Pennsylvania -- October 28, 1998 --- Continuing its growth and diversification strategy, The IT Group, Inc. (NYSE: ITX) (formerly International Technology Corporation) (the Company) announced today that it has entered into a definitive agreement to acquire Fluor Daniel GTI, Inc. (NASDAQ: FDGT), a broad-based environmental services firm. The acquisition is expected to add approximately $165 million in revenue and operating cash flow of $15 million after synergies. The transaction is also expected to add approximately $0.20 of earnings per share and $0.30 of free cash flow per share in 1999. As a result of the transaction, the Company's engineering and consulting business is expected to increase in size to a $250 million business with the depth, scale, and efficiencies required to increase competitiveness in the market. In addition, The IT Group entered into a four year, worldwide marketing agreement with Fluor Daniel to become their contractor of choice for environmental services.

According to the terms of the transaction, the purchase price is $69 million ($8.25 per share). The tender offer is expected to commence within the next five business days. The purchase price will be financed with existing credit capacity under the Company's bank facility. The transaction will be accounted for under the purchase method of accounting and is expected to result in a minimal amount of goodwill.

The acquisition substantially advances the strategic objectives of The IT Group to balance and strengthen the commercial and government revenue mix of the Company. Fluor Daniel GTI's long-term client list enhances the Company's commitment to the commercial market while diversifying and expanding the services Fluor Daniel GTI (FDGTI) can offer its clients. The acquisition will also offer significant cross-selling opportunities for members of The IT Group.

Anthony J. DeLuca, chief executive officer and president of The IT Group, said, "Fluor Daniel GTI has a very strong client relationship culture and an excellent reputation for providing technology-driven environmental solutions to its clients. They are well managed and have exceptional technical resources that will be important additions to The IT Group. FDGTI will strengthen our core businesses through economies of scale and geographic and client diversification. They bring more than 400 new clients, many of which are Fortune 100 companies. They are also a critical building block for our targeted industry sector program in the
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petroleum, chemical, aerospace, utility and manufacturing sectors. The marketing agreement with Fluor Daniel will further offer us project diversification on a worldwide basis. We welcome FDGTI into The IT Group." Mr. DeLuca added, "We have been impressed with how FDGTI has maintained its leadership and strong relationships with the retail petroleum market while diversifying its business mix to provide consulting and engineering services to a broad mix of industrial and commercial clients. Through our recent experience of the merger with OHM, the Company has demonstrated its capability to realize the $10 million of synergies in connection with this acquisition."

Walter Barber, president of FDGTI said, "We are delighted to become a member of The IT Group. Their leadership and commitment in the environmental industry will allow us to expand the traditional services we offer our clients with more comprehensive consulting, construction and remediation capabilities. This transaction will add value to our clients, and will offer new career opportunities for our employees. FDGTI clients can look forward to a continued high level of service, combined with a more diverse group of special resources."

Fluor Daniel GTI is a leading global environmental services company with approximately 1200 employees located in more than 50 offices throughout North America, Europe and Australia.

The IT Group, Inc., with more than 4,600 employees in over 60 offices, is a leading diversified services company offering a full range of consulting, facilities management, engineering & construction and remedial services. The IT Group's common stock and depositary shares are traded on the New York Stock Exchange under the symbols ITX and ITXpr, respectively.

Statements of the Company's or management's intentions, beliefs, expectations or predictions denoted by the words anticipate, believe, expect and similar expressions are forward-looking statements that reflect the current views of the Company and its management about future events and are subject to certain risks, uncertainties and assumptions. The Company's actual results could differ materially from those projected in such forward-looking statements as a result of a number of factors including competitive factors and pricing pressures, bidding opportunities and success, project results, funding of backlog and industry-wide factors.